Exhibit (a)(59)

AMENDMENT NO. 62

TO THE DECLARATION OF TRUST OF

NORTHERN FUNDS

(a Delaware statutory trust)

This Amendment No. 62 (the “Amendment”) to the Agreement and Declaration of Trust of Northern Funds (the “Trust”) amends, effective February 19, 2026, the Agreement and Declaration of Trust of the Trust dated as of February 7, 2000, as amended (the “Declaration”).

WHEREAS, on February 19, 2026, the Board of Trustees of the Trust unanimously voted to approve changes to the name and designation of the Northern Trust US Equities ETF;

NOW, THEREFORE, the Declaration is hereby amended as follows:

1.	The name and designation of the Northern Trust US Equities ETF is hereby changed to the Northern Trust US Equity ETF.

2.	All references in the Declaration of Trust to the “Declaration” shall mean the Declaration of Trust as amended by this Amendment.

3.	Except as specifically amended by this Amendment, the Declaration of Trust is hereby confirmed and remains in full force and effect.